Bradford & Bingley plc

Pre-Close Briefing – 25 June 2004

Bradford & Bingley will hold a conference call today with analysts ahead of the close period commencing 1 July 2004. The Group's interim results are due to be announced on the 6 August 2004. This statement details the information that will be covered in today's conference call.

Overview

- On the basis of the expected results for the half year the Group is comfortable with the full year consensus figures for the business as a whole
- The core lending business has continued the strong performance it showed in 2003 and arrears levels and loan loss provisions remain extremely low
- Reshaping of the cost base to save £40 million each year from end 2005 is continuing at pace
- Non-core businesses are expected to be of ahead of 2003 performance and sale process is on plan

Commenting on the Group's performance, Steven Crawshaw, Group Chief Executive, said:

"Our core selective lending business has continued the strong performance it showed in 2003 and arrears levels are extremely low. The buy-to-let market has continued to be robust, we have made progress in diversifying our funding base and we have been able to accelerate our plans for the delivery of cost savings from the core business."

(A B&B poll of 17 analysts indicates a consensus forecast of 2004 reported profit before tax of £267m and a range from £255m to £279m. These forecasts are for core and non-core businesses and assume no business disposals in 2004 and exclude any exceptional costs from disposals or cost initiatives.)

Core Businesses

Continued growth in selective lending businesses

- Mortgage Express new lending and pipeline are expected to be comfortably ahead of both 1H 2003 and 2H 2003
- New specialist lending product margins are expected to show an increase over both 1H 2003 and 2H 2003
- Refocus on the Savings business and the successful launch of our covered bond programme in May 2004 form part of our ongoing strategy to diversify our funding base. We are also planning a securitisation issue in the second half
- The cost of increased funding diversification, the marginal rise in the cost of wholesale funding to us and ongoing asset mix change mean that we are expecting a slightly greater decline in Group net interest margin for the full year than originally expected. This has been partially offset by firm and widening margins in new lending

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- The absolute level of net interest income for the full year should remain close to that for last year
- The impact of the decline of the back book has continued to reduce in line with previous guidance
- Arrears levels are extremely low and are showing no sign of deterioration. Buy-to-let arrears performance continues to be significantly superior to levels for the mortgage market as a whole
- We will continue to focus entirely on secured lending as we remain concerned about the market risk reward profile of unsecured lending at this time in the cycle

Cost reduction plans progressing at pace

- The cost reduction programme to remove £40 million of costs from the run rate of the core cost base is on target. We expect to realise P&L benefits of £35 million in 2005 with the full £40 million being seen in 2006
- At this stage we do not believe that the associated exceptionals will exceed the eventual value of annual savings
- Cost savings will be driven out by the simplification of the business following completion of the disposal process
- From a base of 7,850 employees, 3,900 are employed by or in support roles associated with non-core businesses and will transfer with the businesses when they are sold
- From the remaining core Group of 3,950 employees, 150 roles have already been removed and a further 450 roles are planned to be removed between now and the end of 2005. These roles will come from middle management, back office and support functions rather than from branch customer-facing roles

As part of the result of the strategic review announced on 19 May 2004 we are splitting our Distribution business into two segments: a core Retail business, comprising branch based retail and Savings, and a non-core segment containing the businesses for disposal. Taken together, these two segments are performing in line with 2H 2003.

Refocus of core Retail business continuing

- We remain committed to our branch based retail business and are working to increase alternative channels, including direct and on-line, to reach our target market
- We have no intention to reduce our overall number of branches and believe that scope exists to expand our coverage over the next few years. As part of optimising our property portfolio we have continued our selective use of sale and leaseback at a slightly lower level than 2H 2003
- Preparations for multi-tie are continuing and negotiations with suppliers are expected to be announced in the second half of the year
- Savings activity has been increasing. Net balances are expected to be similar to 2H 2003 levels and should show growth in 2H 2004

Non-core businesses ahead of 2003 performance; sale process progressing well

- As a whole, the non-core businesses of Estate Agency, Survey, Charcol and the associated IFA businesses are expected to perform ahead of 1H 2003
- The disposal process for the non-core businesses is progressing as planned. We aim to complete the process by the end of the year and will update the market further when appropriate

Market environment

- The buy-to-let market has continued to be strong and investors are remaining confident about the private residential property sector
- House price inflation has continued to exceed expectations. We still believe that the strong underlying macroeconomic factors will lead to a gradual slowdown rather than a sharp correction
- Housing stock supply constrictions which drove price rises earlier in the year has eased somewhat but prices achieved are softening against price ambition as the market reacts to interest rate rises, media messages and market commentary
- We expect continued moderate increases in interest rates over the remainder of the year
- We expect arrears levels to remain low in the second half of 2004. Strong fundamentals continue to underpin mortgage affordability and we will continue to benefit from our specialist underwriting expertise

If you would like to discuss the information in this statement, please contact:

Investor Relations
Phillip McLelland
+44 (0) 1274 806112

Media Relations
Siobhan Hotten
+44 (0) 20 7067 5627

Media Relations Advisers
Tulchan Communications
Kate Inverarity
+44 (0) 20 7353 4200